SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                      Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                      No  ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	August 26, 2008	Announcement of Partial Amendment of Financial Results for the Fiscal Year Ended March 31, 2008

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: August 27, 2008

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Exhibit 1
August 26, 2008
To whom it may concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi,
General Manager Corporate Planning
(Telephone: 075-682-1006)
Announcement of Partial Amendment of Financial Results
for the Fiscal Year Ended March 31, 2008
     We are revising our financial results for the fiscal year ended March 31, 2008, announced on May 9, 2008, as follows:
NOTE
[Items subject to amendment]
Each amendment is underlined as shown in the attachment.

Financial Statements for the Fiscal Year Ended March 31, 2008 (page 28)
5.	Non-Consolidated Financial Statements (unaudited)

(5) Notes to Non-Consolidated Financial Statements

(Notes to Tax Effect)

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(Before Amendment)
     (i) Breakdown of deferred tax assets and deferred tax liabilities

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2008	March 31, 2007
	Million yen	Million yen
Deferred tax assets
Valuation loss on investment securities	440	316
Reserve for bonus payment	30	28
Excess over depreciation and amortization and impairment loss	1,024	1,119
Others	269	264

Total deferred tax asset	1,765	1,728
Deferred tax liabilities
Reserve for deferred gain on sales of fixed assets	(1,424)	(1,504)
Others	(0)	(35)

Total deferred tax liability	(1,424)	(1,539)

Net deferred tax asset (liability)	340	188

(After Amendment)
     (i) Breakdown of deferred tax assets and deferred tax liabilities

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2008	March 31, 2007
	Million yen	Million yen
Deferred tax assets
Valuation loss of affiliate stock	2,286	316
Reserve for bonus payment	30	28
Excess over depreciation and amortization and impairment loss	1,024	1,119
Others	269	264

Subtotal deferred tax asset	3,610	1,728
Valuation reserve	(1,845)	—

Total deferred tax asset	1,765	1,728
Deferred tax liabilities
Reserve for deferred gain on sales of fixed assets	(1,424)	(1,504)
Others	(0)	(35)

Total deferred tax liability	(1,424)	(1,539)

Net deferred tax asset (liability)	340	188

- End -

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